                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO.2)

                    Under the Securities Exchange Act of 1934

                             SPECIALTY CATALOG CORP.
          -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   84748Q-10-3
          -----------------------------------------------------------
                                 (CUSIP Number)

                            Jeffrey S. Tullman, Esq.
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 April 30, 2001
          -----------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     2    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         First Global Holdings Limited

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES
     BENEFICIALLY              244,655
      OWNED BY
        EACH             ------ -------------------------------------------------------------------------------------
     REPORTING           ------ -------------------------------------------------------------------------------------
       PERSON             8    SHARED VOTING POWER
        WITH
                               O
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               244,655
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               O
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,655
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     3    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oracle Investments and Holdings Limited

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES
     BENEFICIALLY              244,656
      OWNED BY
        EACH             ------ -------------------------------------------------------------------------------------
     REPORTING           ------ -------------------------------------------------------------------------------------
       PERSON             8    SHARED VOTING POWER
        WITH
                               O
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               244,656
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               O
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,656
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     4    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Ionic Holdings LDC

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the Cayman Islands
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              244,655
      OWNED BY
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING         ------ -------------------------------------------------------------------------------------
       PERSON
        WITH              8    SHARED VOTING POWER

                               O
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               244,655
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               O
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         244,655
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     5    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marion Naggar Children's Settlement

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of England and Wales
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
     OWNED BY
        EACH            ------ -------------------------------------------------------------------------------------
     REPORTING          ------ -------------------------------------------------------------------------------------
      PERSON              8    SHARED VOTING POWER
       WITH
                               733,966
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               733,966
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         733,966
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.9%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     6    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Three Greens Holdings Limited

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              98,376
       OWNED BY
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING         ------ -------------------------------------------------------------------------------------
       PERSON
        WITH              8    SHARED VOTING POWER

                               O
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               98,376
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               O
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,376
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     7    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GA Naggar 1982 Settlement

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of England and Wales
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY
       EACH             ------ -------------------------------------------------------------------------------------
     REPORTING          ------ -------------------------------------------------------------------------------------
      PERSON              8    SHARED VOTING POWER
       WITH
                               98,376
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               98,376
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         98,376
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     8    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Abacus (C.I.) Limited

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Jersey
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
      BENEFICIALLY             0
       OWNED BY
        EACH            ------ -------------------------------------------------------------------------------------
     REPORTING          ------ -------------------------------------------------------------------------------------
       PERSON             8    SHARED VOTING POWER
        WITH
                               832,342
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               832,342
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         832,342
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [X]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------------- ------------------------------------- -------------------------------------
CUSIP NO. 84748Q-10-3                                                          Page     9    of 22   Pages
                                                                                    --------   -----
---------------------------------------- ------------------------------------- -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Abacus Trustees (Jersey) Limited

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
         N/A                                                                                                 (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                 [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Jersey
-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------ -------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES
     BENEFICIALLY              0
       OWNED BY
        EACH            ------ -------------------------------------------------------------------------------------
      REPORTING         ------ -------------------------------------------------------------------------------------
       PERSON             8    SHARED VOTING POWER
        WITH
                               832,342
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        ------ -------------------------------------------------------------------------------------
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               832,342
----------------------- ------ -------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         832,342
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13G filed February 17, 1999, as amended by the Schedule 13D filed December 8, 1999, and as further amended by Amendment No. 1 thereto filed January 4, 2000 by First Global Holdings Limited, Oracle Investments and Holdings Limited, Ionic Holdings LDC, Marion Naggar Children's Settlement, Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited with respect to their beneficial ownership of shares of common stock, par value $.01 per share, of Specialty Catalog Corp., a Delaware corporation (the "Company") is hereby amended by this Amendment No. 2 to Schedule 13D. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the Schedule 13D.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
------   -------------------

         (i)      Name and Issuer: Specialty Catalog Corp.

         (ii)     Address of the Principal Executive Offices of Issuer:
                  21 Bristol Drive, South Easton, MA 02375.

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value (the "Common Stock").

Item 2.  Identity and Background.
------   -----------------------

         (a) This statement is being filed on behalf of First Global Holdings Limited ("First Global"), Oracle Investments and Holdings Limited ("Oracle"), Ionic Holdings LDC ("Ionic"), Three Greens Holdings Limited ("Three Greens"), Marion Naggar Children's Settlement ("Marion Naggar Trust"), GA Naggar 1982 Settlement ("GA Naggar Trust" and together with the Marion Naggar Trust, the "Trusts") Abacus (C.I.) Limited, in its capacity as trustee of each of the Trusts and Abacus Trustees (Jersey) Limited, in its capacity as trustee of each of the Trusts (collectively the "Reporting Persons").

         (b)      The address of First Global, Three Greens, and Oracle is:
                  Geneva Place
                  2nd Floor
                  Wickham's Cay
                  P.O. Box 3339
                  Road Town
                  Tortola
                  British Virgin Islands

                  The address of Ionic is:

                  First Home Tower
                  British American Center
                  George Town, Grand Cayman
                  Cayman Islands

                  The address of Abacus (C.I.) Limited, Abacus Trustees (Jersey) Limited and the Trusts is:

                  La Motte Chambers
                  St Helier
                  Jersey Channel Islands
                  JE1 1BJ

         (c) The Marion Naggar Trust was formed for the benefit of Marion Naggar's children. Marion Naggar is not a beneficiary or trustee of the Marion Naggar Trust. The GA Naggar Trust was formed for the benefit of Guy Naggar, Marion Naggar, and Mr. and Mrs. Naggar's children. Guy Naggar and Marion Naggar are not trustees of the GA Naggar Trust. First Global, Oracle and Ionic are investment vehicles for the Marion Naggar Trust. Three Greens is an investment vehicle for the GA Naggar Trust. Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited are the trustees of each of the Trusts.

         (d)(e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Oracle, First Global, and Three Greens were organized under the laws of the British Virgin Islands. Ionic was organized under the laws of the Cayman Islands. Each of the Trusts were organized under the laws of England and Wales. Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited are organized under the laws of Jersey.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         This filing does not relate to a purchase of Common Stock. The Reporting Persons shareholdings were previously reported on a Schedule 13G filed on February 17, 1999, amended on a Schedule 13D filed on December 8, 1999, and further amended on Schedule 13D on January 4, 2000. The purpose of this filing is to report a change in the Reporting Persons' investment intent as more fully set forth in Item 4 below.

         On March 20, 2000, New Henley Overseas Investments Inc., a Panamanian company whose sole shareholder is the GA Naggar Trust, transferred 98,376 shares of Common Stock to Three Greens for a total purchase price of $288,979.50. Three Greens acquired the Common Stock through a loan.

Item 4.  Purpose of Transaction.
------   ----------------------

         As indicated, this filing does not relate to a purchase of the Common Stock. The Reporting Persons had initially held their shares of Common Stock for investment purposes. Reference is made to Schedule 13D (Amendment No. 2) of Mr. Guy Naggar filed with the Securities and Exchange Commission on April 25, 2001 (the "Schedule 13D"). Pursuant to the Schedule 13D, Guy Naggar, at a meeting of the Board of Directors of the Company, of which he is a member, indicated that he is preparing to make a preliminary proposal regarding the purchase of all or substantially all of the outstanding shares of the Company (the "Transaction"). On April 30, 2001, the Company issued a press release indicating that Mr. Naggar had submitted a proposal to acquire for cash, through a merger, all of the issued and outstanding shares of Common Stock of the Company, other than shares held by Mr. Naggar and other shareholders, management and members of the Board of Directors of the Company who may determine to participate with him in the Transaction, for $3.75 per share in cash.

         In connection with Mr. Naggar's proposal, representatives of the Reporting Persons have held preliminary discussions with Mr. Naggar concerning the possibility of participating with Mr. Naggar in a possible Transaction involving the Company. Such participation could include participation in the equity of an entity formed by Mr. Naggar. As of the date hereof, no agreement has been reached between the Reporting Persons and Mr. Naggar and there can be no assurance that any such agreement will be reached on terms satisfactory to the Reporting Persons and Mr. Naggar or that, if such an agreement were to be reached, a Transaction will be consummated.

         In addition, any Transaction would in all likelihood be subject to a number of conditions, which may include, among other things, (i) approval by the Company's Board of Directors and lenders, (ii) obtaining financing upon terms acceptable to Mr. Naggar and the Reporting Persons, (iii) receipt of a fairness opinion from financial advisors retained by the Company, (iv) entering into a definitive agreement, (v) due diligence review of the Company, and (vi) depending on how any such Transaction is structured, stockholder approval.

         The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of the Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

         Each of the Reporting Persons specifically disclaim (a) the existence of a group with Mr. Naggar or anyone else, and (b) beneficial ownership of any shares of Common Stock owned by Mr. Naggar or anyone else, in each case for purposes of Section 13(d) of the Exchange Act or for any other purpose.

         The Reporting Persons may at any time reconsider and change their plans relating to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The Reporting Persons beneficially own an aggregate of 832,342 shares of the Company's Common Stock, or 19.2% based on 4,337,886 shares of Common Stock outstanding as disclosed in the Company's Form 10-K for the year ended December 30, 2000 as filed with the Securities and Exchange Commission.

         (b) First Global has sole voting power and sole dispositive power with respect to 244,655 shares of Common Stock, Oracle has sole voting power and sole dispositive power with respect to 244,656 shares of Common Stock, and Ionic has sole voting power and sole dispositive power with respect to 244,655 shares of Common Stock. The Marion Naggar Trust may be deemed to have shared voting and dispositive power of 733,966 shares of Common Stock because it is the sole shareholder of First Global, Oracle and Ionic and disclaims beneficial ownership over any shares held by First Global, Oracle and Ionic.

                  Three Greens has sole voting power and sole dispositive power with respect to 98,376 shares of Common Stock. The GA Naggar Trust may be deemed to have shared voting and dispositive power of 98,376 shares of Common Stock because it is the sole shareholder of Three Greens and disclaims beneficial ownership over any shares held by Three Greens.

                  Each of Abacus (C.I.) Limited and Abacus Trustees (Jersey) Limited may be deemed to have shared voting and dispositive power of 832,342 shares of Common Stock in their capacity as the trustees of each of the Trusts and disclaim beneficial ownership over any shares held by any of the Trusts.

                  Abacus (C.I.) Limited, as trustee of the David Cicurel Settlement, may be deemed to have sole voting and dispositive power of an additional

                  40,111 shares of Common Stock in its capacity as the trustee of the David Cicurel Settlement and disclaims beneficial ownership over any shares held by the David Cicurel Settlement.

                  First Global disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or Ionic. Oracle disclaims beneficial ownership of any shares owned by First Global, Three Greens, or Ionic. Ionic disclaims beneficial ownership of any shares owned by Oracle, Three Greens, or First Global. Three Greens disclaims beneficial ownership of any shares owned by Oracle, Ionic, or First Global.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
------  ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Note that the transactions previously reported by the Reporting Persons on Schedule 13D (Amendment No. 1), filed January 4, 2000, described in Items 4 and 6 thereof, have been terminated, including the Stockholders' Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                        FIRST GLOBAL HOLDINGS LIMITED


                                        By: /s/ Elizabeth Le Poidevin
                                           ------------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                        IONIC HOLDINGS LDC


                                        By: /s/ Elizabeth Le Poidevin
                                           ------------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                        ORACLE INVESTMENTS AND
                                        HOLDINGS LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ------------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                      MARION NAGGAR CHILDREN'S
                                      SETTLEMENT


                                      By: /s/ Elizabeth Le Poidevin
                                         ------------------------------------
                                         Name:  Elizabeth Le Poidevin
                                         Title: Director, Abacus (C.I.)
                                                Limited and Abacus Trustees
                                                (Jersey) Limited

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                        ABACUS TRUSTEES (JERSEY) LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ------------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                        ABACUS (C.I.) LIMITED



                                        By: /s/ Elizabeth Le Poidevin
                                           ------------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                      GA NAGGAR 1982 SETTLEMENT



                                      By: /s/ Elizabeth Le Poidevin
                                         ------------------------------------
                                         Name:  Elizabeth Le Poidevin
                                         Title: Director, Abacus (C.I.)
                                                Limited and Abacus Trustees
                                                (Jersey) Limited

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 2, 2001

                                        THREE GREENS HOLDINGS LIMITED




                                        By: /s/ Elizabeth Le Poidevin
                                           ------------------------------------
                                           Name:  Elizabeth Le Poidevin
                                           Title: Director